UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QuickLogic Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-22671	77-0188504
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1277 Orleans Drive

Sunnyvale, CA 94089

(Address of principal executive offices) (Zip Code)

Ralph S. Marimon

Vice President of Finance and Chief Financial Officer

(408) 990-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Conflict Minerals Report (the “Report”) of QuickLogic Corporation (“QuickLogic” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 and attached as Exhibit1.02 to this Form SD.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and our Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We develop and market low power customizable semiconductor solutions that enable customers to differentiate their products by adding new features, extending battery life, and improving the visual experience with their mobile, consumer and enterprise products. We are a fabless semiconductor company that designs, markets and supports primarily Customer Specific Standard Products, or CSSPs, and, secondarily, Field Programmable Gate Arrays, or FPGAs, associated design software and programming hardware. Our CSSPs are customized semiconductor solutions created from our new solution platforms. As a semiconductor company, we have concluded that Conflict Minerals are necessary to the functionality or production of our products. The “Covered Countries” for purposes of the Rule and our Report are the Democratic Republic of Congo (the “DRC”), the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Our products are manufactured by our industry recognized suppliers in accordance with our specifications. As detailed in our Report, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) reasonably designed to determine if any of these Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Our RCOI primarily consisted of submitting the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (“EICC-GeSI”) to the first tier contract manufacturers of our devices in 2013. Responses were reviewed for completeness, reasonableness and consistency, and we routinely followed up with our contract manufacturers for corrections and clarifications.

Based on our RCOI, we were unable to determine that the Conflict Minerals did not originate in the Covered Countries, or if our Conflict Minerals came from recycled or scrap sources and concluded that our products are DRC conflict undeterminable.

Conflict Minerals Disclosure

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://ir.quicklogic.com/sec.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 – Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits.

Exhibit 1.02 – 2013 Conflict Minerals Report of QuickLogic Corporation as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QuickLogic Corporation

By:	/s/ Ralph S. Marimon
Name:	Ralph S. Marimon
Title:	Vice President Finance and Chief Financial Officer

Date: May 28, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.02	2013 Conflict Minerals Report of QuickLogic Corporation.